Exhibit 99.1

Ardagh Metal Packaging S.A. Release of Supplemental Company Information

Luxembourg (November 18, 2025) Ardagh Metal Packaging S.A. (NYSE: AMBP) announces that it has published certain supplemental company information on its website. Such supplemental company information is available at the following url: https://ir.ardaghmetalpackaging.com/InvestorPresentationNov2025

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of sustainable and infinitely recyclable metal beverage cans to brand owners globally. An operating business of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 metal beverage can production facilities in nine countries, employing more than 6,000 people with sales of approximately $4.9 billion in 2024.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This press release contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Contacts

Investors:

Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants

Tel.: +353 1 498 0300 / +353 87 2269345

Email: pwalsh@murraygroup.ie